EXHIBIT 23.01






                         Independent Auditors' Consent




The Board of Directors
Deltic Timber Corporation:

We consent to the incorporation by reference into the Registration Statement on Form S-8 of Deltic Timber Corporation, relating to the registration of 1,800,000 shares of common stock deliverable pursuant to the Deltic Timber Corporation 2002 Stock Incentive Plan, of our report dated February 8, 2002, relating to the consolidated balance sheets of Deltic Timber Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001, which report appears in the annual report on Form 10-K of Deltic Timber Corporation.




/s/ KPMG LLP
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KPMG LLP

Shreveport, Louisiana
June 7, 2002